CMP Susquehanna Radio Holdings Corp.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
February 3, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	CMP Susquehanna Radio Holdings Corp.
Form 10-K for fiscal year ended December 31, 2007
Filed March 31, 2008

Forms 10-Q for the quarterly periods ended March 31,
June 30 and September 30, 2008
File No. 333-143558

Dear Mr. Spirgel:
     On behalf of CMP Susquehanna Radio Holdings Corp. (the “Company”), please find below supplemental information in response to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 22, 2008 (the “Comment Letter”) concerning the above-referenced Form 10-K (the “10-K”) and Forms 10-Q.
     Specifically, pursuant to our telephonic conversation on January 27, 2009, please find attached as Exhibit A hereto an updated version of the financial tables that the Company would include in a footnote of condensed consolidating financial information specified in Rule 3-10(d) of Regulation S-X, which we believe duplicates disclosure elsewhere in the 10-K, and thus was omitted from the 10-K in reliance upon Rule 3-10(i)(11)(iii) of Regulation S-X.
* * * * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 260-6628 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ Martin R. Gausvik
Martin R. Gausvik
Executive Vice President, Treasurer and Chief Financial Officer

Attachment

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.

2

	December 31, 2007
	CMP Susquehanna
	Radio Holdings	CMP Susquehanna
	Corp.	Corp	SPC
	Parent	Issuer	Guarantor
	Company	Company	Companies	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$1,895	—	$1,895
Accounts receivable, net	—	—	47,270	—	47,270
Inter-company receivable	—	765,112	2,149,627	(2,914,739)	—
Prepaid expenses and other current assets	—	—	2,174	—	2,174

Total current assets	—	765,112	2,200,966	(2,914,739)	51,339

Property, plant and equipment, net	—	—	36,503	—	36,503
Intangible assets, net	—	—	1,163,930	—	1,163,930
Deferred financing costs, net	—	18,929	—	—	18,929
Long Term Investments	—	—	6,991	—	6,991
Intercompany Investment	96,031	—	—	(96,031)	—

Total assets	$96,031	$784,041	$3,408,390	$(3,010,770)	$1,277,692

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$—	$483	—	$483
Current portion of long-term debt	—	25,160	—	—	25,160
Accrued interest	—	4,574	—	—	4,574
Accrued state income taxes	—	—	1,211	—	1,211
Intercompany payable	—	—	2,914,739	(2,914,739)	—
Other current liabilities	—	—	9,338	—	9,338

Total Current Liabilities	—	29,734	2,925,771	(2,914,739)	40,766

Long-term debt	—	884,999	—	—	884,999
Other liabilities	—	—	9,196	—	9,196
Deferred income taxes	—	—	246,700	—	246,700

Total liabilities	—	914,733	3,181,667	(2,914,739)	1,181,661

Stockholders’ equity
Common stock — Voting $.01 par	—	—	—	—	—
value, authorized 1,000 shares and issued 100 shares	—	—	—	—	—
Additional paid-in capital	299,928	—	299,928	(299,928)	299,928
Retained earnings (accumulated deficit)	(203,897)	(130,692)	(73,205)	203,897	(203,897)

Total stockholders’ equity	96,031	(130,692)	226,723	(96,031)	96,031

Total liabilities and stockholders’ equity	$96,031	$784,041	$3,408,390	$(3,010,770)	$1,277,692

	December 31, 2007
	CMP
	Susquehanna	CMP
	Radio Holdings	Susquehanna
	Corp.	Corp	SPC
	Parent	Issuer	Guarantor
	Company	Company	Companies	Eliminations	Consolidated

Net revenues	$—	$—	$223,437	$—	$223,437

Operating expenses:
Station operating expense excluding depreciation amortization	—	—	123,388	—	123,388
Corporate general and administrative expenses	—	—	7,214	—	7,214
Depreciation and amortization	—	—	10,393	—	10,393
Gain (Loss) on sale of assets	—	—	96	—	96
Impairment of goodwill and intangible assets	—	—	188,019	—	188,019

Total operating expenses	—	—	329,110	—	329,110

Operating income (loss) from continuing operations	—		(105,673)	—	(105,673)
Non-operating income (expense) from continuing operations:
Interest expense, net	—	(78,818)	309	—	(78,509)
Gain (Loss) on early extinguishment of debt	—	1,258	—	—	1,258
Impairment of long-term investment	—	—	(5,509)	—	(5,509)
Other income (expense)	(185,290)	(361)	38	185,290	(323)

Income (loss) from continuing operations before income taxes and minority interest	(185,290)	(77,921)	(110,835)	185,290	(188,756)
Provision (benefit) for income taxes	—	—	(3,466)	—	(3,466)

Earnings (loss) from continuing operations	$(185,290)	$(77,921)	$(107,369)	$185,290	$(185,290)

	December 31, 2007
	CMP
	Susquehanna	CMP
	Radio Holdings	Susquehanna
	Corp.	Corp	SPC
	Parent	Issuer	Guarantor
	Company	Company	Companies	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$(185,290)	$(77,921)	$(107,369)	$185,290	$(185,290)
Adjustments to reconcile net income(loss) to net cash provided (used in) by operating activities:
Intercompany Investment	185,290	96,647	(100,180)	(181,757)	—
Depreciation and amortization	—	—	10,393	—	10,393
Amortization debt issue costs	—	3,533	3,533	(3,533)	3,533
Write-off debt issue costs	—	711	—	—	711
Provision for doubtful accounts	—	—	351	—	351
(Gain)/Loss on extinguishment of debt	—	(1,258)	—	—	(1,258)
Deferred income taxes	—	—	(4,177)	—	(4,177)
Impairment of long-term investment	—	—	5,509	—	5,509
Impairment of goodwill and intangibles	—	—	188,019	—	188,019
(Gain)/Loss on sale of properties	—	—	96	—	96
Changes in assets and liabilities:
Accounts receivable	—	—	1,420	—	1,420
Prepaid expenses and other current assets	—	—	1,338	—	1,338
Accounts payable and other accrued expenses	—	(1,863)	(4,475)	—	(6,338)
Other liabilities	—	—	598	—	598

Net cash provided by(used in) operating activities	—	19,849	(4,944)	—	14,905

Cash flows from investing activities:
Purchase of property, plant and equipment, net	—	—	(1,573)	—	(1,573)
(Acquisitions) dispositions	—	—	192	—	192
Purchase accounting adjustment	—	—	322	—	322

Net cash provided by (used in) investing activities	—	—	(1,059)	—	(1,059)

Cash flows from financing activities:
Subordinated debt	—	(5,849)	—	—	(5,849)
Increase in revolving credit facilities	—	14,000	—	—	14,000
Repayment of credit facilities	—	(28,000)	—	—	(28,000)

Net cash provided by (used in) by financing activities	—	(19,849)	—	—	(19,849)

Net Increase (Decrease) in Cash and Cash Equivalents	—	—	(6,003)	—	(6,003)
Cash and Cash Equivalents, beginning of period	—	—	7,898	—	7,898

Cash and Cash Equivalents, end of period	$—	$—	$1,895	$—	$1,895